Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

          CNPJ. 60.872.504/0001-23                                                A Publicly Listed Company NIRE 35300010230

Announcement to the Market

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its stockholders and the market in general that its subsidiary Itaú Unibanco S.A., a closely-held company, increased, as of this date, its equity interest in Pravaler S.A. (“Pravaler”) reaching 47.8%1 of the total capital, corresponding to 71.3%1 of the preferred shares and 37.9%1 of the common shares issued by it.

Founded in 2001, Pravaler is the manager of the largest private university credit program in Brazil, which has a fully online contracting process and agreements with more than 600 universities and more than 3.5 thousand university campi.

This transaction will strengthen Pravaler’s operations in the university credit market, thus expanding the access to education to thousands of students in Brazil.

Pravaler will maintain the autonomy in its operations and will continue to operate independently from the Itaú Unibanco Conglomerate.

This increase in Itaú Unibanco’s equity interest is not expected to have any impact on its results for this fiscal year.

São Paulo (SP), December 27, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

1 Percentages of interest calculated on a fully diluted basis, considering the existence of stock option plans held by Pravaler’s executives.